                                     Filed by Broadbase Software, Inc.
                                     pursuant to Rules 165 and 425 under the
                                     Securities Act of 1933, as amended and
                                     deemed filed pursuant to Rule 14a-12
                                     under the Securities Exchange Act
                                     of 1934, as amended.

                                     Subject Company:  Broadbase Software, Inc.
                                     Commission File No. 333-59754


On May 24, 2001, Kana Communications, Inc. and Broadbase Software, Inc. held a conference call related to the pending merger involving the two companies, the transcript of which follows:


      OPERATOR:    Ladies and gentlemen, thank you for standing by.  Welcome to the Kana and Broadbase joint conference call to discuss their initial financial guidance regarding their pending merger. During the presentation, all participants will be in a listen only mode. Afterwards, you will be invited to participate in the question and answer session. At that time, if you have a question, you will need to press the 1 followed by the 4 on your telephone touch pad. As a reminder, this conference is being recorded Thursday, May 24, 2001. And, now, I would like to turn the conference over to Chuck Bay, CEO of Broadbase. Please go ahead, Mr. Bay.

      MR. BAY:    Good afternoon, this is Chuck Bay. Thank you for joining us this afternoon. I am here with the CEO of Kana, Jay Wood, and our new CFO, Brett White. We would like to take this opportunity to give you some initial guidance with respect to the combination of Kana and Broadbase. Earlier this week we received antitrust clearance from the Department of Justice to proceed with the merger. We anticipate that our shareholder meetings will take place on June 28, and, assuming shareholder approval, that the merger will close early in July. As such, we believe that it is appropriate to give initial guidance with respect to the financial model for the combined company. I hope that you have had an opportunity to review the press release sent out today with respect to this combined company guidance.

Before I begin, I will ask Brett to read you some cautionary statements in relation to what you are about to hear.

      MR. WHITE:    Good afternoon, everyone.  On this call, we will make
forward-looking statements, regarding anticipated events or the future performance of the proposed combined Kana/Broadbase company, including projections, expectations, beliefs, intentions, plans and strategies based upon a proposed merger that has not yet been consummated. Actual events or results could differ materially.

We want to emphasize that our discussion today is based on initial projections from each company, that any projection involves judgment, and that individual judgments may vary. The projections on which our comments today are based, and the factors that we currently identify as influencing those projections, were developed by a small subset of management of each company involved in the

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preparation of these projections, and do not necessarily represent those of all employees, managers and board members of the companies. Moreover, those projections are based on limited information available to us now on our respective businesses, and the internal estimates on which each company bases its outlook today and its perception of the factors influencing this outlook are based on preliminary information.

Although the projections and the factors influencing them will likely change, we will not inform you when they do and assume no obligation to do so. We will not update our guidance or any other forward-looking statement until the next scheduled call. Actual results may differ substantially from what we say today and no one should assume later in the quarter that the comments we provide today are still valid. The projections we make today are particularly speculative given that the merger has not been completed and the two companies are separate operating entities with limited access to information from the other. We further note that our projections regarding future revenues and earnings and the expected benefits of the proposed combination may not be realized for a number of reasons including the risk that we do not achieve anticipated sales opportunities or cost reductions, the risks of intense competition in our markets, and the risk that the merger may not be approved by the stockholders of Kana and Broadbase and the other conditions of closing may not be satisfied.

These and other factors are risks associated with each of our businesses that may affect our operating results and the merger are discussed in each company's filings with the Securities and Exchange Commission ("SEC"), including each company's most recent annual report on Form 10-K and quarterly report on Form 10-Q and the Registration Statement on Form S-4 recently filed by Kana.

Now, I will turn it back to Chuck.

      MR. BAY:    Thanks, Brett.  As you are aware, Regulation FD limits our ability to communicate significant facts outside of the scope of our press release. As such, we will be able to answer questions with respect to general business conditions, customer reactions to the merger, merger integration progress, the remaining process of closing the merger, and other general topics. We will not be able to answer questions requesting details about the financial guidance beyond what we are providing in today's press release.

Combined revenue expectations for this calendar year are approximately $152 million, reflecting second quarter revenue expectations of $35 million and sequential quarterly growth of approximately 9 to 10% through year-end.

Gross margins of 57 to 59% are expected in the second quarter with sequential improvement to 68 to 69% by the fourth quarter.

Sales and marketing expenses, research and development expenses, and general and administrative expenses, as a percentage of total revenue, are expected to be approximately 65%, 31% and 12%, respectively, in the second quarter. These costs are expected to trend down to approximately 54%, 24% and 11%, respectively, by the fourth quarter.

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Pro forma EPS losses (excluding the effect of amortization of stock based compensation and costs and expenses associated with acquisitions) are expected to be approximately $0.09, $0.07 and $0.04 for the second, third, and fourth quarters, respectively.

Looking to 2002, annual revenues are expected to be approximately $210 million reflecting sequential quarterly growth of approximately 8 to 9% throughout the year. Gross margins are expected to reach approximately 76 to 78% in the fourth quarter of 2002 with sequential improvement throughout the year.

Sales and marketing expenses, research and development expenses and general and administrative expenses, as a percentage of total revenue, are expected to trend down to approximately 42%, 14% and 9% by the fourth quarter of 2002.

Pro forma EPS (excluding the effect of amortization of stock based compensation and costs and expenses associated with acquisitions) are expected to be approximately break even, $0.01, $0.03 and $0.05 for the first, second, third and fourth quarters, respectively.

As we have communicated to you before, we are very excited about this merger. We have been working very hard on integration planning, and we believe that we will be able to quickly begin to act as one company upon the close of this merger. It is great to have the opportunity to begin communicating about our plans for the combined entity. At this point, I would like to hand things over to you, Jay, if you have any closing remarks.

      MR. WOOD:    Thanks, Chuck.  I would like to add a couple of things.  Over the past six weeks, Chuck and I have been busy meeting with customers and partners around the world. The reaction to this merger has been very positive. Our customers and prospective customers have embraced the merger as providing a comprehensive CRM solution that is unique in the market. Our analytics, marketing, knowledge management, e-mail, collaboration and contact center applications enable our customers to better manage their customer relationships no matter how their customers choose to contact and interact with them. We believe our EJB/J2EE technology is unique in the CRM market, and is a competitive advantage for Kana. Our integrator partners are excited about their ability to bring these solutions to Fortune 500 companies around the world.

I would like to thank you all for your time this afternoon. At this point, we would like to turn the call back to the operator for any questions.

      OPERATOR:    Ladies and gentlemen, should you have questions or comments at this time, please press the 1 followed by the 4 on your telephone touch pad. You will hear a three tone prompt acknowledging your request. If your question has been answered and you wish to withdraw your call-in request, you may do so
by pressing the 1 followed by the 3.   If you're using a speakerphone, please
pick up your handset before answering your request. One moment, please, for the first question.

Our first question or questions comes from Ryan Ratham at Morgan Stanley. Please go ahead, Mr. Ratham.

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

      MR. RATHAM:    Thanks.  Hey guys.  Give us a little business update on how the quarter's going, you know, obviously, not what you've done already, but at least kind of what you're seeing in deals. Are company coming back to the table, what are some of the issues if any other than just the spending environment, that you're seeing in any deals that are kind of still on the fence?

      MR. BAY:    Hi.  This is Chuck.  The business environment looks good.
You know, we've gotten a lot of big deals. There's a lot of Fortune 200 customers that we're doing business with this quarter. And as Jay mentioned, he and I have been out personally visiting many of these prospective customers.
And what we're seeing is that people are very excited about an opportunity to have a product that could manage external contact points as well as internal contact points. And for all the companies who opened a web channel, that can create an awful backlog of people calling the 800-number, and we provide the very first solution for contact centers and we see a great demand for that.

Now, February looked like a great month, too, and March turned out to be very cautious for CFO's around the world, so we're cautious here too, as you can tell from the numbers we're talking about. But the pipeline looks really healthy and the customers are very excited about what our products bring.

      MR. RATHAM:    One follow-up question, and to the degree that you can
actually go into it, you know, looking at the guidance that you've given for gross margin, any kind of color that you could give on that as far as the, you know, expectation for gross margins coming out of the service organization and kind of long term turning over more of those services to the partners and maybe doing more of putting in a few of your people with their people, letting them do more of the implementation?

      MR. BAY:    Yeah.  I think as you can tell from the numbers, you know, the first really great news is Nigel Donovan is going to be the EVP of professional services for the combined company, and he brings an incredible track record of dealing with customers, customer satisfaction issues, and integrators. Broadbase has historically leveraged integrators very heavily.
And the new combined entity Kana will have a very, very similar strategy. Integrators will be involved in virtually all of our deals. We have very strong integrator partnerships with IBM Global Services, Accenture, KPMG, Deloitte & Touche, EDS, Perot Systems. I think because the list is very long and impressive and the gross margin reflects the fact that we'll be leveraging those relationships very heavily.

      MR. RATHAM:    All right.  Thanks a lot.

      OPERATOR:    We are now ready for questions or comments from Steve Call at
Goldman Sachs.  Please go ahead Mr. Call.

      MR. CALL:    Thanks for the guidance.  I had a question around the
appetite and the customers that you've talked to. Are people willing to buy now or are they want to wait a little bit further to see the fully integrated product? And how much in this discussion do you have to do kind

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of more education about how your product is different or do you think people are fairly up on the knowledge curve there?

      MR. WOOD:    Well, I think the market was obviously slow last quarter,
and, you know, as you could see by our guidance, we're being cautious as Chuck said. I don't think there's any slowness due to the merger of the company. In fact, I think it's accelerated the opportunity for customers to buy it. I think they feel more comfortable with the combined entity and the potential of the combined entity to be a leader in this space. I think our customers are also excited that they'll get a greater breadth of product. And customers who are looking at Kana for instance in our contact center solution now see that they could bring analytics into the mix, a stronger knowledge base, etc., makes them more positive.

I think, you know, there's always some education to do with the customers, but we've done a great job I think in bringing the sales organization together, informing them of the advantages against the competition in the marketplace. And Chuck and I and the rest of the executive staff have been very aggressive about getting out there and making the pitch, which I think, as Chuck said, has gone over very, very well. So I think, you know, the merger from our customers and prospective customers has been a very positive thing.

      MR. CALL:    Great.  And one follow-up question:  If I remember correctly,
Broadbase and Kana had different revenue recognition policies. Have you standardized on any one policy? Are you going to give guidance on that as well?

      MR. WOOD:    Yeah.  Actually, the revenue recognition methods were very similar. Because when you rely heavily on integrators, revenue recognition as an issue is much smaller. So I think it'll really be an easy transition as we put the two businesses together because as I said in virtually all of the deals, they'll be an integrator involved and that makes revenue recognition a much simpler issue for us. So I think you'll find that it's really not going to be an issue.

      MR. CALL:    Great.  Thank you.

      OPERATOR:    Cameron Steele at Dain Rauscher Wessels.  We are now ready for your questions or comments.

      MR. STEELE:    Thanks very much.  There's been obviously a big land grab
recently for, I'm not sure what are the big 5 consultants. Can you guys just give us an update specifically on the relationships with IBM, Accenture and KPMG, and kind of where those are today, and if they're going to be proceeding on schedule?

      MR. WOOD:    Yeah.  Let me address IBM and Accenture, and I'll turn it
over to Chuck for some of the others. You know, the relationship with IBM is obviously a very powerful one for Kana. We are one of their recommended solutions. We are the only CRM solution that's being delivered on the web sphere, so we feel very confident, that that relationship will continue to blossom. We've seen some results in the field and we expect to see more. Accenture also names Kana as one of their top 13 vendors for the coming year and we've been working very closely with them.

I think the merger with Broadbase has actually accelerated that relationship considerably. Chuck and I have personally been involved in working with Accenture. We've been able to close some business over the last couple of months with them. So in those two arenas, I think the merger has been very positive and we're feeling great about those relationships.

      MR. BAY:    Yeah.  I would definitely echo those comments.  I think, you know, as everyone is aware, it's very important this year for IBM to propagate their application server business. And they're working very closely with us because we have the only solution in the contact center call center world that works well with their application servers. That will spill over to quite a few companies in that market.

I would have to add KPMG to the list. KPMG has a fantastic relationship with Broadbase. They were personally involved in, for example, all 24 installations around the world of the Broadbase marketing and analytics product suite. They were in 22 countries around the world with 24 installations culminating in a large, North American project, and they did outstanding work with us and they loved the way that our system has been accepted in our customer base. So we look forward to KPMG continuing to be a lead integrator with us. And Perot Systems is working well with us. EDS, they like the knowledge management system that we have and have very large installations going on in some vertical very strongly such as telco. But I think you'll see that across the board, we'll have very strong, integrator relationships. We're told by those partners that they have big plans for us this year.

      MR. STEELE:    Grand.  Just one kind of follow up:  Can you talk, assuming the merger closes on time, kind of the product integration plans, more kind of from the data level up to the user interface kind of over the next year.

      MR. WOOD:    Sure.  I think we've said before and we're on target, we will have by the end of Q2, the products integrated at the data level. And we can do that so fast because of the strength of the historic Broadbase analytic platform. And then by October, we will have the user interface feature function integration completed and ready for the customers, which is a big important step. Because once you get that done, salespeople are selling a product that works well together and that looks like it's from a single vendor and operates as a unified suite of applications and that will enable us to move into the sales force integration by January 1, which, as everyone knows, that would be within 6 months from closing. That is very fast. And because this is our fifth merger in five quarters and we've never missed one of these milestones, we feel very strongly that we can accomplish this.

      MR. STEELE:  Great.  Thanks a lot.

      OPERATOR:    Reg King at JP Morgan H & Q.  We're now ready for your
questions or comments.

      MR. KING:    Great.  Thank you.  Jay and Chuck, I was hoping that you
could give us an update on the headcount adjustments, where you stand now, and do you see any further refinements.

      MR. WOOD:    Well, we've been very aggressive, Reg.  We've taken the
company down to a point where Chuck and I felt comfortable that the expense rate makes sense so that type of revenue and given the economic condition, we're really in a mode now where we want to conserve our cash and make intelligent decisions about that. There are obviously some individuals who are in the Kana camp and Broadbase camp now that are doing HR and finance functions that when we complete the merger, they'll be a few more eliminations. But we're pretty much down to where we want to be and we feel great that it's the right number to take this company forward to be successful. And, you know, you'll see us be in the low 800 as a combined entity, which is a fairly significant reduction, but still a company that I think has enough power to be very successful on our segment.

      MR. KING:    Great.  Thank you.  Good luck on the quarter.

      MR. WOOD:    Yeah.  Thanks Reg.

      OPERATOR:    Ben Rows of Adam, Harkness and Hill.  Please go ahead with your questions or comments.

      MR. ROWS:    Good afternoon.  I apologize I don't have the full press
release in front of me, but are you also giving guidance at this time with regard to the license/services mix and how that will unfold over time?

      MR. WOOD:    I don't think we are actually on that.

      MR. ROWS:    Any initial thoughts on, you know, where we ought to begin?

      MR. WOOD:    Are you asking about revenue breakdown, Ben?

      MR. ROWS:    Yes, you know, like product versus services.

      MR. WOOD:    I think the best thing to do is take a blend of the historic
Broadbase and Kana revenue mixes and then extrapolate that forward because we're blending the businesses. As the integrators begin to kick in more and more, you'll see us moving by year-end towards a model that was more of the Broadbase type blend than the Kana blend. But a great place to start would be just blend arithmetically the historic businesses.

      MR. ROWS:    Out of the boxed meaning, in the third quarter, what
percentage of the deals roughly would you expect to be you know inspired by a systems integrator?

      MR. WOOD:    I think we'll see over half our deals that will be touched and assisted by a systems integrator. Right now we're in a mode where we're helping each other out a lot. We're sharing joint leads. We're helping to close business. And both sides feel good about the fact that the other side is bringing them business. And handing over half of the deals assisted by a partner makes us feel pretty good about the business.

      MR. ROWS: Okay. And then finally if I may, Jay, you listed toward the end of your remarks the list of capabilities that the combined firm will offer. If I take a look at the growth rate for the corporation that you're initially projecting which is I guess around 33% overall, could you go through each of those and you know tell us which ones are kind of at the overall rate, the ones that are higher, and the ones that are lower?

      MR. WOOD:    Okay.  Well, let me just give you a general feel.  I think some of this has to do with economic conditions as well, Ben. I think we have seen certainly at Kana, I think Broadbase more so, then, an economic downturn, marketing is one of the first places to see cuts made. So, we haven't seen as aggressive buying on the marketing side as we have on the service side where people can attribute to an ROI. But, of course, I think an important point here is our objective is to sell the complete suite. And we see more and more, now, customers looking for a completely, you know, one solution from one vendor that handles all of these areas. That's one of the powerful things about this combination is that we have such a greater breadth of product now. We can address that.

So I think, you know, that's probably as fine as I could break it down right now. But I do want to emphasize we see more and more opportunities to sell a complete product line, and that's going to be the future of the company.

      MR. ROWS:    If I may just a final one:  Could you wager to speculate what percentage of the customers roughly in the first quarter out of the box would buy both kind of broadly defined marketing and a service application together?

      MR. WOOD:    You know, I don't think I would wager or guess at that thing because I don't have that data in front of me.  I'd have to go research that.

      MR. ROWS:    Okay.  Thanks a lot.

      MR. WOOD:    Okay.  Thank you.

      OPERATOR:    Ladies and gentlemen, if there are any additional questions at this time, please press the 1 followed by the 4 on your telephone touch pad. Karen Price at First Union Securities. Please go ahead with your questions or comments.

      MS. PRICE:   Hi.  I was hoping you could tell us how many salespeople you have right now and if the sales teams from both sides are all trained to do joint selling?

      MR. WOOD:    I think that the number of quoted reps is just over a hundred in the combined company. And the initial sales training is beginning to take place but really it's July where we will kick off some large regional meetings, Asia and Europe and the US to do some intensive product training.

I think part of the good news is the reps in the field know each other. They've been running into each other for the last two and half or three years and have a pretty good sense of the capabilities of each other's products. So no one was surprised by this merger and it should be pretty quick to get

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people cross trained. And as I mentioned before, by the end of the year, we'll be moving into our products in everyone's bag.

      MS. PRICE:   Thank you.

      MR. WOOD:    You're welcome.

      OPERATOR:    Mr. Bay, there are no additional questions at this time.
Please continue with any closing remarks you may have.

      MR. BAY:     Okay.  I'd just like to thank everyone for listening to the call. And I would encourage you if you have questions to contact Jay or myself. We'll be as receptive as we can to questions, and we look forward to talking to you all in July.

      OPERATOR:    Ladies and gentlemen, you may all disconnect and thank you for participating in the Kana and Broadbase joint conference call.

                                    # # # #

Cautionary Note Regarding Forward-looking Statements Under the Private Securities Litigation Reform Act of 1995:

Information in this presentation that involves each company's financial forecasts, projections, expectations, beliefs, hopes, plans, intentions or strategies regarding the future are forward-looking statements that involve risks and uncertainties. These statements include statements about each company's strategies in the marketplace, its market position and its relationship with customers. All forward-looking statements included in this presentation are based upon information available to each company as of the date of the release, which may likely change, and neither party assumes any obligation to update any such forward-looking statement. These statements are not guarantees of future performance and actual results could differ materially from our current expectations. Factors that could cause or contribute to such differences include, but are not limited to, slowing economic conditions; competition in each of our marketplace; risks associated with the evolving and varying demand for eCRM customer communication and similar software; lack of market acceptance of each company's products or services; inability to integrate and enhance existing products and services within budget and on schedule, and develop new products and services on a timely basis; introduction of new products or services by competitors; inability to attract and retain qualified employees; the ability to manage cash and expenditures; each company's history of losses; the ability to expand sales; inability to manage business in light of recent management changes and personnel reductions; litigation over property rights; and general economic factors, particularly as it affects spending by our prospective customers on software products such as ours.

In addition, statements that describe the proposed merger and the anticipated results of combining the product lines and businesses of Kana and Broadbase, include forward looking statements. The expected benefits of the proposed combination may not be realized for a number of reasons including the following: the merger may not be approved by the stockholders of Kana and Broadbase and the other conditions of closing may not be satisfied; the announcement of the merger may disrupt the companies' normal sales cycles because their sales forces may be distracted by the pending business combination or because customers may delay new orders until the merger is closed and the sales forces and product lines are combined; the combined product lines may not be as broad as those of some of the competitors of Kana and Broadbase, and the merger could cause Kana and Broadbase's business partners and potential competitors to acquire other product lines that would compete directly with the combined company; Kana and Broadbase may not be able to rapidly integrate the operations or retain the key employees; the combined company may not achieve the increase in revenues that it expects or the optimal mix between license and service revenues that it targets to achieve its profitability goals. These and other factors are risks associated with each of our businesses that may affect our operating results are discussed in the each company's filings with the Securities and Exchange Commission ("SEC"), including each company's most recent annual report on Form 10-K and quarterly report on Form 10-Q, and the Registration Statement on Form S-4 filed by Kana.

                                    # # # #

NOTE: Kana Communications, Kana and the Kana logo are trademarks of Kana Communications, Inc. Broadbase is a trademark of Broadbase Software, Inc. All other company and product names may be trademarks of their respective owners.

                                    # # # #

Additional Information and Where to Find It

Kana Communications has filed a Registration Statement on SEC Form S-4 in connection with the merger, and Kana and Broadbase expect to mail a Joint Proxy Statement/Prospectus to stockholders of Kana and Broadbase containing information about the merger. Investors and security holders of Kana and Broadbase are urged to read the Registration Statement and Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus contains important information about Kana, Broadbase, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the Web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov . Free copies of the Proxy Statement/Prospectus and these other documents may also obtained from Broadbase by directing a request through the Investor Relations portion of Broadbase's site Investor Relations Department, 500 Broadway, Redwood City, CA 94063 or from Kana at Kana Communications, Inc., 740 Bay Road, Redwood City, CA 94063, attention: Investor Relations, telephone: 650-298-9282. In addition to the Registration Statement and the Proxy Statement/Prospectus, Kana and Broadbase file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Kana and Broadbase at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 800-SEC-0330 for further information on the public reference rooms. Kana Communications' and Broadbase Software's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

Interests of Certain Persons in the Merger

The directors and executive officers of Kana Communications and Broadbase Software have interests in the merger, some of which may differ from, or may be in addition to, those of Broadbase

Software's stockholders generally. A description of the interests that Kana Communications and Broadbase Software's directors and executive officers have in the merger is available in the Joint Proxy Statement/Prospectus.

Solicitation of Proxies

Kana Communications, its directors, executive officers and certain other members of its management and employees may be soliciting proxies from Kana stockholders in favor of the merger. Broadbase Software, its directors, executive officers and certain other members of its management and employees may be soliciting proxies from Broadbase stockholders in favor of the merger. Information concerning the participants are set forth in the Joint Proxy Statement/Prospectus.

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